UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 20, 2019	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Compañía Industrial Argentina
Sociedad Anónima

Condensed Interim Financial Statements as of June 30, 2019
and for the six and three month periods
ended June 30, 2019 and 2018

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

Loma Negra Compañía Industrial Argentina
Sociedad Anónima

Condensed Interim Consolidated Financial Statements
as of June 30, 2019 and for the six and
three month periods ended June 30, 2019 and 2018

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018

CONTENTS

Unaudited condensed interim consolidated comprehensive income statement
Unaudited condensed interim consolidated balance sheet
Unaudited condensed interim consolidated statement of changes in shareholders’ equity
Unaudited condensed interim consolidated statement of cash flows
Notes to the unaudited condensed interim consolidated financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting opinions and key sources used for estimating uncertainty
4 Net revenues
5 Cost of sales
6 Selling and administrative expenses
7 Other net income and expenses
8 Tax on bank debits and credits
9 Financial income/(loss)
10 Income tax
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Balances and transactions with related parties
15 Other receivables
16 Right to use assets and liabilities for leases
17 Trade accounts receivable
18 Investments
19 Capital stock and other related accounts
20 Accumulated other comprehensive income
21 Loans
22 Accounts payable
23 Provisions
24 Tax liabilities
25 Cash and cash equivalents
26 Financial instruments
27 Nonmonetary transactions
28 Segment reporting
29 Security granted to controlled companies
30 Commitments

Information Report

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED COMPREHENSIVE INCOME STATEMENT AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

		Six months		Three months
	Notes	06.30.2019	06.30.2018	06.30.2019	06.30.2018

Net revenues	4	15,614,798	15,494,761	7,470,141	7,636,575
Cost of sales	5	(11,349,271)	(11,654,303)	(5,553,097)	(5,621,706)

Gross income		4,265,527	3,840,458	1,917,044	2,014,869

Selling and administrative expenses	6	(1,171,550)	(1,182,344)	(486,007)	(579,380)
Other net income and expenses	7	(14,323)	(6,102)	(12,025)	(12,483)

Tax on bank debits and credits	8	(161,946)	(162,162)	(40,397)	(50,218)

NET FINANCIAL INCOME/(LOSS)
Exchange difference	9	113,709	(744,357)	289,883	(669,116)
Income/(loss) for monetary position		571,737	61,629	349,345	(89,075)
Financial income	9	9,893	1,636	-	2,438
Financial expenses	9	(578,802)	(352,565)	(375,485)	(198,129)

Income/(loss) before income tax		3,034,245	1,456,193	1,642,358	418,906

INCOME TAX
Current	10	(709,445)	(345,065)	(334,721)	258
Deferred	10	(56,400)	(143,986)	(207,918)	(243,326)

NET INCOME FOR THE PERIOD		2,268,400	967,142	1,099,719	175,838

OTHER COMPREHENSIVE INCOME
Items to be reclassified through profit and loss:
Due to exchange differences		(279,858)	557,484	(269,473)	546,425

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS)		(279,858)	557,484	(269,473)	546,425

TOTAL COMPREHENSIVE INCOME/(LOSS)		1,988,542	1,524,626	830,246	722,263

Net income from:
Owners of the parent company		2,175,353	904,964	1,065,085	170,321
Non-controlling interests		93,047	62,178	34,634	5,517
NET INCOME FOR THE PERIOD		2,268,400	967,142	1,099,719	175,838

Comprehensive income from:
Owners of the parent company		2,032,621	1,189,290	927,651	449,007
Non-controlling interests		(44,079)	335,336	(97,405)	273,256
TOTAL COMPREHENSIVE INCOME/(LOSS)		1,988,542	1,524,626	830,246	722,263
Earnings per share (basic and diluted, in Argentine Pesos)	11	3.6498	1.5183	1.7870	0.2858

The notes are an integral part of these condensed interim consolidated financial statements

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2019, COMPARATIVE WITH
DECEMBER 31, 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

	Notes	06.30.2019	12.31.2018
ASSETS
Non-current assets
Property, plant, and equipment	12	31,453,365	26,779,621
Right of use assets	16	332,545	-
Intangible assets		272,409	267,497
Investments	18	2,034	2,034
Goodwill		20,291	20,291
Inventories	13	801,137	829,007
Other receivables	15	839,220	1,153,341
Trade receivable	17	3,559	4,957
Total non-current assets		33,724,560	29,056,748

Current assets
Inventories	13	5,385,775	4,624,201
Other receivables	15	584,953	469,164
Trade receivable	17	2,624,473	2,527,201
Investments	18	88,844	2,564,563
Cash and cash in banks		1,080,684	987,449
Total current assets		9,764,729	11,172,578
Total assets		43,489,289	40,229,326

The notes are an integral part of these condensed interim consolidated financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2019, COMPARATIVE WITH
DECEMBER 31, 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

	Notes	06.30.2019	12.31.2018
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	19	8,795,668	8,795,668
Reserves		9,447,725	2,791,227
Retained earnings		2,175,353	6,656,498
Accumulated other comprehensive income	20	193,256	335,988
Shareholders’ equity attributable to owners of the parent company		20,612,002	18,579,381

Non-controlling interests		1,638,469	1,682,548

Total shareholders’ equity		22,250,471	20,261,929

LIABILITIES
Non-current liabilities
Loans	21	3,557,738	3,191,530
Accounts payable	22	1,037,469	473,904
Provisions	23	346,373	358,199
Lease payables	16	257,227	-
Other payables		38,852	9,670
Deferred tax liabilities	10	3,953,680	3,899,935

Total non-current liabilities		9,191,339	7,933,238

Current liabilities
Loans	21	4,578,497	4,107,066
Accounts payable	22	5,826,818	5,940,575
Customer advances		147,756	206,443
Payroll and social security contributions		694,255	775,939
Tax liabilities	24	672,171	954,206
Lease liabilities	16	62,886	-
Other payables		65,096	49,930

Total current liabilities		12,047,479	12,034,159

Total liabilities		21,238,818	19,967,397

Total shareholders’ equity and liabilities		43,489,289	40,229,326

The notes are an integral part of these condensed interim consolidated financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF JUNE 30, 2019
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

	Owners contributions								Other comprehensive income
	Capital	Capital adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange income/(loss)	Accumulated income/(loss)	Shareholders’ equity attributable to owners of the parent company	Non-controlling interests	Total
Balances as of January 1, 2019	59,603	2,748,867	5,071,141	916,057	127,260	4,384	2,622,708	36,875	335,988	6,656,498	18,579,381	1,682,548	20,261,929

Resolved by Ordinary General Shareholders’ Meeting dated April 25, 2019:
- Legal reserve					332,825					(332,825)	-		-
- Optional reserve							6,323,673			(6,323,673)
Other comprehensive income									(142,732)		(142,732)	(137,126)	(279,858)
Income/(loss) for the period										2,175,353	2,175,353	93,047	2,268,400
Balances as of June 30, 2019	59,603	2,748,867	5,071,141	916,057	460,085	4,384	8,946,381	36,875	193,256	2,175,353	20,612,002	1,638,469	22,250,471

The notes are an integral part of these condensed interim consolidated financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF JUNE 30, 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

	Owners contributions									Other comprehensive income
	Capital	Capital adjustments	Share premium	Other capital adjustments	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange income/(loss)	Accumulated income/(loss)	Shareholders’ equity attributable to owners of the parent company	Non-controlling interests	Total
Balances as of January 1, 2018	59,603	2,748,867	6,048,613	(977,472)	916,057	126,270	4,384	-	36,875	41,507	7,077,068	16,081,772	1,215,158	17,296,931

Resolved by Ordinary General Shareholders’ Meeting dated April 25, 2018:
- Legal reserve						990					(990)	-		-
- Optional reserve								2,622,708			(2,622,708)	-		-
Absorption of Other capital adjustments			(977,472)	977,472								-		-
Other comprehensive income										284,326		284,326	273,158	557,484
Income/(loss) for the period											904,964	904,964	62,178	967,142
Balances as of June 30, 2018	59,603	2,748,867	5,071,141	-	916,057	127,260	4,384	2,622,708	36,875	325,833	5,358,334	17,271,062	1,550,494	18,821,557

The notes are an integral part of these condensed interim consolidated financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

	06.30.2019	06.30.2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	2,268,400	967,142
Adjustments to calculate cash flows from operating activities
Income tax recognized in results	765,845	489,051
Depreciation and amortizations	1,188,473	1,132,741
Provisions	73,409	53,380
Interest	194,471	241,467
Exchange difference	(196,496)	338,156
Income from the sale of property, plant and equipment	(74)	-
Other	2,768	(1,381)
Changes in operating assets and liabilities
Inventories	(753,691)	(1,008,132)
Other receivables	(11,979)	(190,530)
Trade receivable	(531,238)	(520,652)
Customer advances	(31,990)	(104,614)
Accounts payable	(141,663)	(509,858)
Lease liabilities	(32,671)	-
Payroll and social security contributions	62,086	(180,623)
Provisions	(83,401)	(40,505)
Tax liabilities	(291,674)	(1,151)
Other payables	201,011	(32,297)
Effect of remeasurement in homogeneous currency	(571,737)	(198,201)
Income tax paid	(513,235)	(689.776)
Net cash flows generated from/(applied to) operations	1.596.614	(255,783)

CASH FLOWS FROM INVESTING ACTIVITIES
Income from the sale of property, plant, and equipment	8,417	5,952
Acquisition of property, plant and equipment	(4,712,961)	(2,229,545)
Acquisition of intangible assets	(19,570)	(5.520)
Contributions to the F.F.F.S.F.I Trust	(23,393)	(31.659)
Net cash flows used in investing activities	(4.747.507)	(2,260,772)

CASH FLOWS FROM FINANCING ACTIVITIES
New loans	3,053,020	694.944
Interest paid	(671,843)	(505.266)
Repayment of loans	(1,421,785)	(1.477.583)
Net cash flows generated from/(applied to) financing activities	959.392	(1,287,905)
Net changes in cash and cash equivalents	(2.191.501)	(3,804,460)
Cash and cash equivalents at the beginning of the year	3,552,012	5,746,494
Effect of remeasurementt in homogeneous currency of cash and equivalents	(64,095)	(42,399)
Effects of exchange differences on cash and cash equivalents held in foreign currency	(126,888)	620,447

Cash and cash equivalents at the closing of the period	1,169,528	2,520,082

The notes are an integral part of these condensed interim consolidated financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

1.            LEGAL INFORMATION

Registered office:

Boulevard Cecilia Grierson 355– 4th. Floor, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year:

Fiscal year No. 95, beginning January 1, 2019.

Business of the Company:

The main business of the Company is the manufacturing and marketing of cement and its by-products, and also exploration of the mineral resources used in the production process.

The Company owns 9 factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also owns 21 concrete production plants.

In addition, the Company, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company operating the rail freight network of the Roca Railroad under a concession granted by the Argentine government in 1993 for a period of 30 years, which allows access from several of Loma Negra’s cement production plants to the rail network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.U.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions in the Bidding Terms and Conditions and the Concession Agreement.

The Company also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material, and a controlling interest in Yguazú Cementos S.A., a company organized in Paraguay engaged in the manufacture and marketing of cement.

Date of registration with the Argentine Public Registry of Commerce and the Supervisory Board of Companies [IGJ]:

-	Of the bylaws: August 5, 1926 under No 38, on Page 46
-	Last amendment recorded: August 29, 2017, under No 17,557, on Book 85 of Joint-stock companies
-	No. of Registration with the Supervisory Board of Companies [IGJ]: 1,914,357.
-	Taxpayer's ID Number [CUIT]: 30-50053085-1
-	Date of expiration: July 3, 2116.

Parent company:

Cauê Austria Holding GmbH with 51.0437% of the Company’s shares and votes.

Capital structure:

The subscribed for and paid in capital amounts to $59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote.

2.            BASIS OF PREPARATION

2.1 Basis of preparation

The accompanying condensed interim consolidated balance sheet as of June 30, 2019, the condensed interim consolidated comprehensive income statement, condensed interim consolidated statement of changes in shareholders’ equity and of cash flows for the six month periods ended June 30, 2019 and 2018 and the notes to the condensed interim consolidated financial statements (hereinafter, the “Interim financial statements”) are unaudited and have been prepared as interim financial information. These interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, pursuant to the provisions in Technical Resolution No. 26 (as amended) issued by the Argentine Federation of Professional Councils of Economic Sciences [FACPCE] and the Regulations issued by the Argentine Securities Commission [“Comisión Nacional de Valores” (CNV)].

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

Consequently, not all of the disclosures required in accordance with International Financial Reporting Standards (IFRS) for annual financial statements are included herein, hence, these interim financial statements shall be read in conjunction with the Company’s consolidated financial statements for the fiscal years ended December 31, 2018 and 2017 issued on March 7, 2019. In the opinion of Management, these unaudited condensed interim consolidated financial statements include all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2018 presented in these unaudited condensed interim consolidated financial statements arise from our audited consolidated financial statements for the year ended December 31, 2018 restated in closing currency of the reported period, following the guidelines in IAS 29. Such guidelines have been described in Note 2.2 to our consolidated financial statements as of December 31, 2018.

The results of operations for the six month periods ended June 30, 2019 and 2018 do not necessarily reflect the results for the full years. The Company believes that the disclosures are adequate and sufficient to consider that the information presented is not misleading.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on August 8, 2019, the date when the condensed interim financial statements were available for issuance.

2.2 Basis of consolidation

These interim financial statements include the unaudited condensed interim consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2018, issued on March 7, 2019.

The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

	Main activity	Country	% of direct and indirect ownership as of
			06.30.2019	12.31.2018	06.30.2018
Controlled:

Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00

Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00

Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00

Yguazú Cementos S.A.	Marketing and manufacture of construction materials	Paraguay	51.00	51.00	51.00

(1)    Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information for subsidiaries with material non-controlling ownership interests. The summarized information does not include intragroup deletions due to consolidation.

a)Yguazú Cementos S.A.
	06.30.2019	12.31.2018
Current assets (1)	1,539,112	1,564,732
Non-current assets	4,395,699	5,040,895
Current liabilities (2)	690,660	919,173
Non-current liabilities (2)	2,197,245	2,621,854
Shareholders’ equity attributable to owners of the parent company	1,553,973	1,562,997
Non-controlling interests	1,492,934	1,501,603

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

(1)	Includes 602,217 and 698,834 of cash and cash equivalents as of June 30, 2019 and December 31, 2018, respectively.
(2)	Includes the financial loans described in Note 21.

	06.30.2019	06.30.2018
Six month period
Net revenues from sales	1,461,471	1,192,977
Financial income/(loss)	(116,308)	(120,881)
Depreciations	(229,033)	(184,700)
Income tax	(23,777)	(10,195)
Net income	262,165	145,948

	06.30.2019	06.30.2018
Six month period
Net cash flows from operating activities	391,952	202,605
Net cash flows used in investment activities	(13,307)	(22,226)
Net cash flows applied to financing activities	(417,532)	(111,080)

The figures presented for Yguazú Cementos S.A. arise from the information provided by that company converted into Argentine Pesos and adjusted to conform to the Company's accounting policies and in compliance with IFRS.

b)Ferrosur Roca S.A.

	06.30.2019	12.31.2018

Current assets	872,621	866,521
Non-current assets	2,126,581	2,213,164
Current liabilities	2,065,145	1,976,422
Non-current liabilities	206,377	148,295
Shareholders’ equity attributable to owners of the parent company	582,144	729,052
Non-controlling interests	145,536	182,263

	06.30.2019	06.30.2018
Six month period
Net revenues from sales	1,478,990	1,542,271
Financial income/(loss)	(101,206)	(24,904)
Depreciations	(245,033)	(219,119)
Income tax	24,239	143,798
Net loss for the period	(177,047)	(46,677)

	06.30.2019	06.30.2018
Six month period
Net cash flows generated from (applied to) operations	233,403	(135,648)
Net cash flows applied to investing activities	(131,712)	(211,754)
Net cash flows (applied to) generated from financing activities	(80,338)	368,752

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

2.3 Accounting policies

These condensed interim consolidated financial statements have been prepared using the same accounting policies and criteria used in the preparation of the audited consolidated financial statements for the fiscal year ended December 31, 2018, except for the adoption of new standards and interpretations effective as of January 1, 2019.

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

●	Adoption of new and revised IFRS

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective as of June 30, 2019 as described in note 2.2 to the Company's annual consolidated financial statements as of December 31, 2018.

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

●	New standards

New standards and interpretations issued during the six month period ended June 30, 2019 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2018. Note 16 contains a description of the impact of the application of IFRS 16 to these consolidated condensed interim financial statements.

2.3.2 Ferrocarril Roca Management Trust

The interest in the Ferrocarril Roca Management Trust is valued at cost value, taking into account the value of contributions made, net of trust expenses, plus the financial income/(loss) accrued until the closing of the fiscal year/period. The following unconsolidated information is for the entity not controlled by Ferrosur Roca S.A.

As of June 30, 2019 and December 31, 2018, Ferrosur Roca S.A. owns 100% of the following (unconsolidated) assets and liabilities:

	06.30.2019	12.31.2018

Current assets	96,940	68,531
Current liabilities	74	90
Non-current liabilities	43	-
Shareholders’ equity	96,823	68,440

3.            CRITICAL ACCOUNTING OPINIONS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY

When applying the Group's accounting policies, the Management of the Company is required to make assessments, estimates and assumptions regarding the carrying amounts of assets and liabilities. The estimates and related assumptions are based on past experience and other factors that are considered relevant. Actual results may differ from these estimates.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

The unaudited condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of the Management, necessary to make a fair statement of the results for the interim periods presented.

There are no significant changes to the critical judgements used by the Management in applying accounting policies to the critical judgements disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

As a consequence of the activities in which the Company is engaged, the transactions of the Company do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, historically the volume of sales in Argentina has showed a slight increase.

4.            NET REVENUES

	06.30.2019	06.30.2018
Six month period
Sale of products	15,741,301	15,276,343
Domestic market	15,730,637	15,268,030
External market	10,664	8,313

Services rendered	875,597	929,555

(-) Bonuses / Discounts	(1,002,100)	(711,137)
Total	15,614,798	15,494,761

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

5.            COST OF SALES

	06.30.2019		06.30.2018
Six month period
Inventories at the beginning of the year		5,453,208		4,688,853
Finished products	474,229		252,531
Products in progress	1,317,948		1,125,145
Raw materials, materials, fuels and inventory in transit	3,661,031		3,311,177

Exchange difference		57,910		(148,371)

Production purchases and expenses of the period		12,025,065		12,975,291

Inventories at the end of the period		(6,186,912)		(5,861,470)
Finished products	(421,574)		(345,619)
Products in progress	(1,733,317)		(1,900,835)
Raw materials, materials, fuels and inventory in transit	(4,032,021)		(3,615,016)

Cost of sales		11,349,271		11,654,303

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

The breakdown of production expenses is as follows:

	06.30.2019	06.30.2018
Six month period
Fees and service fees	201,453	201,449
Salaries, wages and social security contributions	2,073,959	2,092,869
Personnel transport and travel expenses	80,704	88,109
Data processing	9,133	7,332
Taxes, contributions and commissions	201,940	194,907
Depreciation and amortizations	1,156,825	1,142,742
Preservation and maintenance	1,106,843	1,238,055
Communications	10,904	9,956
Rent	29,292	27,806
Personnel benefits	46,815	45,013
Electricity, gas and water services	3,961	3,124
Freight	888,873	1,146,085
Fuels	1,984,903	2,003,816
Insurance	32,659	24,761
Packaging	415,066	398,389
Electricity	1,145,970	1,191,447
Contractors	866,664	917,258
Tolls	1,665	2,903
Royalties	10,552	12,240
Surveillance	64,012	74,978
Other	139,609	124,756
Total	10,471,802	10,947,995

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

6.            SELLING AND ADMINISTRATIVE EXPENSES

	06.30.2019	06.30.2018
Six month period
Managers, directors and statutory auditors’ fees	110,435	66,824
Fees and service fees	97,092	86,139
Salaries, wages and social security contributions	362,851	357,691
Personnel transport and travel expenses	14,885	16,932
Data processing	18,449	19,467
Advertising expenses	27,777	21,899
Taxes, contributions and commissions	296,912	324,086
Depreciation and amortizations	50,899	46,516
Preservation and maintenance	5,016	5,542
Communications	12,190	9,096
Rent	8,420	24,723
Personnel benefits	17,050	18,451
Electricity, gas and water services	1,794	1,603
Freight	101,644	135,199
Insurance	21,453	15,988
Allowance for bad debts	2,143	1,908
Surveillance	2,618	2,493
Other	19,922	27,787
Total	1,171,550	1,182,344

7.            OTHER NET INCOME AND EXPENSES

	06.30.2019	06.30.2018
Six month period
Income from the sale of property, plant and equipment	74	-
Donations	(9,844)	(12,596)
Technical assistance services	2,145	3,012
Income from assignment of tax credits	3,405	-
Substitute taxpayer tax	(8,155)	(7,237)
Contingencies	(21,554)	(8,377)
Rent	19,148	20,431
Miscellaneous	458	(1,335)
Total	(14,323)	(6,102)

8.            TAX ON BANK DEBITS AND CREDITS

The general tax rate for bank debits and credits is 0.6% for amounts credited or debited to or from the Company's bank accounts. For credited and debited amounts, 33% of both items may be used as payment of account of other taxes. 67% on credits and debits is included in this line of the comprehensive income statement.

Under Argentine Law No. 27,432, the Argentine Executive may provide that the percentage of the aforesaid tax that is not computable as payment on account of income tax be progressively reduced by up to an annual twenty percent (20%) as from January 1, 2018, with an option to establish that, in 2022, the tax provided for under Argentine Law No. 25,413, as amended, be fully considered as payment on account of income tax. On May 7, 2018 Decree 409/2018 published in the Official Gazette established that taxpayers subject to the general rate of twelve per thousand may use the 33% on debits and credits to the related bank accounts on account of income tax payable.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

9.            FINANCIAL INCOME/(LOSS)

Six month period	06.30.2019	06.30.2018
From exchange differences
Income from exchange differences	216,526	461,265
Expenses for exchange differences	(102,817)	(1,205,622)
Total	113,709	(744,357)
Financial income
Updates	9,893	1,636
Total	9,893	1,636
Financial expenses
Interest expenses	(408,249)	(229,530)
Tax interest	(48,611)	(8,824)
Interest from temporary investments	(30,529)	(36,433)
Updates	(17,441)	(25,983)
Interest from loans to related parties	-	(6,580)
Other	(73,972)	(45,215)
Total	(578,802)	(352,565)

10.            INCOME TAX

Income tax expense is recognized on the basis of the income/(loss) accrued in the period and the statutory rate expected at year-end.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of year-end.

The reconciliation of income tax expense for the six month periods ended June 30, 2019 and 2018 and that which would result from applying the statutory rate in force on the net income before income tax for the condensed interim comprehensive income statement for each period is as follows:

	06.30.2019	06.30.2018

Incomebefore income tax	3,034,245	1,456,193
Statutory rate (*)	30%	30%
Income tax at statutory rate	(910,274)	(436,858)
Adjustments for calculation of the effective income tax:
Effect of different rates of foreign subsidiaries (*)	57,188	31,229
Effect of tax revaluation	292,278	-
Effect of change in deferred tax rate	94,627	(5,487)
remeasurement in homogeneous currency	(306,053)	(76,865)
Other permanent differences	6,389	(1,070)
Total income tax	(765,845)	(489,051)

INCOME TAX
Current	(709,445)	(345,065)
Deferred	(56,400)	(143,986)
Total	(765,845)	(489,051)

(*) The statutory rate in force for this period in Argentina is 30 % while in Paraguay the statutory rate is 10%.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

Likewise, the breakdown of deferred income as of June 30, 2019 and December 31, 2018 is as follows:

	06.30.2019	12.31.2018
Assets
Tax losses	181,437	166,881
Provisions	30,111	19,195
Other receivables	63,656	-
Trade accounts receivable	-	1,151
Other	16,553	7,111
Total assets	291,757	194,338

Liabilities
Investments	(5,384)	(3,568)
Property, plant, and equipment	(3,794,927)	(3,694,835)
Other receivables	-	(26,145)
Inventories	(426,227)	(348,222)
Other	(18,899)	(21,503)
Total liabilities	(4,245,437)	(4,094,273)
Total deferred liabilities	(3,953,680)	(3,899,935)

The Argentine Tax Reform Law No. 27,430, as amended by Law No. 27,468, set certain guidelines in connection with the inflation adjustment for tax purposes for fiscal years commencing on or after January 1, 2018, namely: (a) the adjustment will be applicable to any fiscal year in which the changes in the CPI surpass 100% over the thirty six months prior to the fiscal year for which tax is being assessed; (b) during the first, second and third fiscal year following adoption, the adjustment will be applied provided the changes in the CPI, calculated from the beginning through the end of each of such fiscal years, are higher than 55%, 30% and 15% for the first, second and third year of adoption, respectively; and (c) one third of the inflation adjustment for tax purposes, whether positive or negative, as the case may be, for the first, second and third fiscal year commencing on or after January 1, 2018, to be calculated upon the occurrence of the assumptions in paragraphs (a) and (b) above, will be carried in that fiscal year, while the remaining two thirds will be equally distributed in the two immediately following periods.

At each interim period-end, entities should consider whether the criteria set out in the Income Tax Law that trigger the inflation adjustment for tax purposes are expected to be met at fiscal year-end and, if so, should account for the income tax liability for the interim period (both current and deferred) in a manner that reflects the effects of the adoption of such adjustment, pursuant to the terms of the law. In this respect, management believes that, as of the date of approval of these interim financial statements, the assumptions that would trigger the adoption of the inflation adjustment for tax purposes in fiscal year 2019 will not occur. Such interpretation is based on the fact that, in applying the transition rules set out by law to determine whether the inflation adjustment for tax purposes should be applied or not in fiscal year 2019, entities should estimate whether, at that fiscal year-end, the cumulative real inflation rate for the two-year period to date will reach 85% (the arithmetic addition of 55% and 30%, that is, the percentages referred to in the law for the first and second effective years of the reform), and, in addition, whether the inflation rate for 2019 will surpass 30%. Management is currently monitoring the cumulative and projected real inflation levels for fiscal years 2018 and 2019, and will apply the inflation adjustment for tax purposes when the percentages set out by law are reached. Management's interpretation is substantiated by the fact that the Income Tax Law itself lays the ground for assessing the effects of inflation on a cumulative basis, in that it provides that the inflation adjustment should be applied when inflation surpasses 100% over a three-year period.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

11.            EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	Six months		Three months
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
Net profit attributable to owners of the parent used in the calculation of basic and diluted earnings per share	2,175,353	904,964	1,065,085	170,321

Weighted average number of common shares for the purposes of basic and diluted earnings per share (in thousands of shares)	596,026	596,026	596,026	596,026

Basic and diluted earnings per share in Argentine Pesos	3.6498	1.5183	1.7870	0.2858

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

12.            PROPERTY, PLANT AND EQUIPMENT

	06.30.2019	12.31.2018

Cost	69,824,277	64,167,122
Accumulated depreciation	(38,370,912)	(37,387,501)
Total	31,453,365	26,779,621

Land	398,737	400,350
Buildings	6,138,409	6,272,949
Machinery and equipment	11,644,349	12,100,896
Transport and freight vehicles	1,380,529	1,487,752
Furniture and fixtures	44,021	49,646
Quarries	2,465,039	2,401,434
Tools	30,451	33,136
Works in progress	9,351,830	4,033,458
Total	31,453,365	26,779,621

The Group acquired assets amounting to 6,266,507 during the six month period ended June 30, 2019. The most significant increases during the period ended June 30, 2019 were due to the progress of the L’Amali construction work.

13.            INVENTORIES

	06.30.2019	12.31.2018
Non-current
Spare parts	829,397	864,305
Allowance for obsolete inventories	(28,260)	(35,298)
Total	801,137	829,007

Current
Finished products	421,574	474,229
Products in progress	1,733,317	1,317,948
Raw materials, materials and spare parts	2,566,357	2,282,702
Fuels	664,527	549,322
Total	5,385,775	4,624,201

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

14.            BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its subsidiaries have been eliminated and are not disclosed in this note.

The outstanding balances between the Group and other related parties as of June 30, 2019 and December 31, 2018 are as follows:

	06.30.2019	12.31.2018
Other related parties:
InterCement Brasil S.A.
Accounts payable	(40,910)	(86,566)
InterCement Trading e Inversiones S.A.
Other receivables	32,600	5,130
Accounts payable	(8,997)	(9,819)
InterCement Portugal S.A.
Accounts payable	(126,886)	(231,782)
Cauê Austria Holding GmbH
Other receivables	13,492	5,994

The total balances with other related parties by item as of June 30, 2019 and December 31, 2018 is as follows:

	06.30.2019	12.31.2018

Other receivables	46,092	11,124
Accounts payable	(176,793)	(328,167)

The amounts outstanding as of June 30, 2019 are unsecured and will be settled in cash.

The breakdown of transactions between the Group and related parties during the periods ended June 30, 2019 and 2018, respectively, is as follows:

	06.30.2019	06.30.2018

InterCement Brasil S.A. – purchase of goods and services	(18,609)	(17,053)
InterCement Trading e Inversiones S.A. - purchase of goods and services	-	(65,669)
InterCement Trading e Inversiones S.A. – sale of services	29,476
InterCement Portugal S.A.– services received	(135,633)	(137,488)
InterCement Portugal S.A. – services rendered	-	28,491

The amount charged for fixed and variable compensation of key personnel amounts to 87,871 and 63,922 for the six month periods ended June 30, 2019 and 2018, respectively. On January 24, 2018, the Board of Directors of the Company approved an incentive program for certain hierarchical personnel calculated based on the value of the shares. As of the date of closing of these condensed interim consolidated financial statements that program has been implemented.

No expense has been recognized in the current period or in prior periods for bad or doubtful accounts related to the amounts owed by related parties.

15.            OTHER RECEIVABLES

	06.30.2019	12.31.2018
Non-current
Advance to suppliers	642,825	914,991
Tax credits	48,122	106,038
Contributions to the trust “Fondo Fiduciario para el Fortalecimiento del Sistema Ferroviario Interurbano” (F.F.F.S.F.I.)	96,823	68,440
Expenses paid in advance	46,604	58,014
Security deposits	4,846	5,858
Total	839,220	1,153,341

Current
Tax credits	266,749	159,168
Receivables from related parties (Note 14)	46,092	11,124
Expenses paid in advance	109,616	93,161
Security deposits	1,300	6,019
Reimbursement receivable	14,976	23,422
Advances to suppliers	13,254	31,429
Personnel loans	12,937	10,001
Balance receivable from ADSs program	84,940	94,157
Receivables from sale of property, plant and equipment	21,571	29,367
Miscellaneous	13,518	11,316
Total	584,953	469,164

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

16.            RIGHT OF USE ASSETS AND LIABILITIES FOR LEASES

On January 13, 2016, the International Accounting Standards Board (IASB) published IFRS 16, a new standard on leases to replace IAS 17, IFRIC 4, SIC-15 and SIC-27, effective for fiscal years beginning on or after January 1, 2019.

Said IFRS introduces that most lease agreements (and sub-lease agreements) are recognized in the accounting of the lease under a single model eliminating the distinction between operating and financial leases, and requires recognizing an asset for the right to use the leased asset and a liability reflecting the obligation to make future payments for the lease. There are no significant changes for the accounting of the lessor in relation to IAS 17.

The Company applied IFRS 16 using the modified retrospective method pursuant to paragraphs C5(b) and C8(b)(ii) as of the date of initial application. Under this method, IFRS 16 is retroactively adopted with the accumulated effect of the initial application recognized as of the date of initial application and the comparative information is not amended.

The Company has executed lease agreements, mainly for offices and land.

As from the application of IFRS 16, the Company has adopted an accounting method for recognition and measurement of all leases.

For leases previously classified as operating leases, the Company has recognized assets for the right to use and liabilities for leases, except for agreements for a term of less than twelve months (short term leases), for those associated to the exploitation of natural resources and for those where the underlying asset has low value. Assets and liabilities are initially measured on the basis of current value. Assets for the right to use have been recognized for an amount equivalent to liabilities for leases. Lease liabilities have been measured at current value of lease payments not paid yet, using the incremental rate for loans of the Company (the lessee) to the date of initial application.

Summary of the new accounting policies

Assets for right of use

The Company recognizes an asset for the right to use at the beginning of each lease (date when the asset is available for use). The assets for the right to use is measured at cost, net of accumulated depreciation and impairments, and adjusted for any remeasurement of liabilities and to recognize changes in the purchasing power of the currency. The cost of assets for the right to use includes the amount of liabilities for lease recognized, initial direct costs incurred and payments made before the date of commencement of the lease, minus any incentives received. Unless the Company is certain that it will acquire the asset at the end of the lease, assets for the right to use are depreciated in a lineal manner throughout the term of the estimated useful life and the period of the lease, whichever is shorter. Assets for the right to use are subject to impairment.

Lease liabilities

Liabilities for leases are measured at current value of future lease payments to be made throughout the lease period. Lease payments include fixed payments minus any incentives to be received, variable payments depending on an index or rate and values expected to be paid as security of residual value. Payments also include the value of the exercise of any option to purchase the underlying asset leased and any penalties for termination of the lease, provided it is reasonably possible that the Company will exercise such options. Variable payments not depending on an index or rate are recognized in the results of the period when the condition they are subject to takes place.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

Significant judgments to determine the lease period

The Company determines the periods of leases as the period during which the lease cannot be cancelled, together with any period covered by an option to extend or terminate the lease, provided the Company is reasonably certain that it will exercise such option.

The Company applies judgment in determining whether it will renew its leases, taking into consideration all relevant factors creating an economic incentive for the Company to exercise such options.

Amounts recognized in the financial statements

The effects of the application of IFRS 16 as of January 1, 2019 (date of initial application) and its progress as of June 30, 2019 are as follows:

06.30.2019
Leaseliabilities:
As of January 1, 2019	363,063
updates	17,395
Exchange difference	(27,674)
Payments	(32,671)
As of June 30, 2019	320,113

Right of use assets:
As of January 1, 2019	363,063
Depreciations	(30,518)
As of June 30, 2019	332,545

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)
17.            TRADE RECEIVABLE

	06.30.2019	12.31.2018
Non-current
Regular debtors	9,311	10,966
Allowance for bad debts	(5,752)	(6,009)
Total	3,559	4,957

Current
Regular debtors	2,484,513	2,361,205
Loan with U.E.P.F.P. - Ferrosur Roca S.A.	137,082	162,852
Accounts receivable in litigation	21,493	24,225
Notes receivable	387	221
Foreign customers	3,667	3,978
Subtotal	2,647,142	2,552,481
Allowance for bad debts	(22,669)	(25,280)
Total	2,624,473	2,527,201

18.            INVESTMENTS

Non-current	06.30.2019	12.31.2018
Investments in other companies
- Cementos del Plata S.A.	2,034	2,034
Total	2,034	2,034

Current
Short-term investments:
- Mutual investment fund in pesos	-	364,474
- Certificate of deposit in pesos	-	1,029,254
- Investments in foreign currency	88,844	1,169,286
- Miscellaneous	-	1,549
Total	88,844	2,564,563

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

19.            CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	06.30.2019	12.31.2018

Capital	59,603	59,603
Capital adjustment	2,748,867	2,748,867
Share premium	5,071,141	5,071,141
Merger premium	916,057	916,057
Total	8,795,668	8,795,668

The breakdown of issued, paid-in and registered capital is as follows:

Common shares with a nominal value of $0.10 each,
each entitling to 1 vote, fully paid-in (in thousands)	596,026	596,026

20.            ACCUMULATED OTHER COMPREHENSIVE INCOME

	06.30.2019	12.31.2018

Exchange differences for transactions in foreign currency
Balances at the beginning of the year	335,988	41,507
Difference due to conversion of transactions in foreign currency	(142,732)	294,481
Balances at closing	193,256	335,988

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

21.            LOANS

21.1 Breakdown of loans

	06.30.2019					12.31.2018
	Company	Ref.	Rate	Last Maturity	Amount	Amount
Loans in foreign currency - USD
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(1)	6 Months Libor + 4.25%	Mar-21	111,264	-
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(1)	6 Months Libor + 4.25%	Apr– 21	129,636	-
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(1)	6 Months Libor + 4.25%	May- 21	357,199	-
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(1)	6 Months Libor + 4.25%	Jun- 21	85,401	-
Banco Latinoamericano de Comercio Exterior S.A.	Ferrosur Roca S.A.		3 Months Libor + 1.95%	Aug-19	641,799	697,024
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	(2)	3 Months Libor + 5%	Nov -20	1,107,811	1,809,963
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	(2)	3 Months Libor + 5.5%	Jun-20	425,344	461,139
Loans in foreign currency – Euro
Banco Itaú S.A.	Loma Negra C.I.A.S.A	(1)	4%	Apr-21	65,175	-
Banco Itaú S.A.	Loma Negra C.I.A.S.A	(1)	4%	May-21	15,554	-
Banco Itaú S.A.	Loma Negra C.I.A.S.A	(1)	4%	Jun- 21	82,626	-
Total loans in foreign currency					3,021,809	2,968,126

Loans in local currency
Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.		8.5%	Aug-25	1,599,345	1,889,802
Sumaeris Bank S.A.E.C.A.	Yguazú Cementos S.A.		9.0%	Aug-25	1,051,578	1,242,282
Banco Itaú Paraguay S.A.	Yguazú Cementos S.A.		-	-	-	90,876
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		-	-	-	22,029
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		-	-	-	45,179
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		BADLAR + 2%	Jul-19	798	6,848
HSBC Bank Argentina S.A.	Loma Negra C.I.A.S.A.		-	-	-	193,235
HSBC Bank Argentina S.A.	Ferrosur Roca S.A.		-	-	-	193,235
Advances in checking account	Loma Negra C.I.A.S.A.		63.20%	Jul-19	1,486,226	6,356
Advances in checking account	Recycomb S.A.U.U.		-	-	-	7,908
Advances in checking account	Ferrosur Roca S.A.		63.30%	Jul-19	976,479	632,720
Total loans in local currency					5,114,426	4,330,470
Total					8,136,235	7,298,596

(1) During this period, Loma Negra executed various agreements in US Dollars with the Industrial and Commercial Bank of China and various agreements in Euros with Banco Itaú. Such loans shall be repaid in March, April, May and June, 2021.

(2) In May, the Company extended the maturity dates of the loan agreements entered into with the Industrial and Commercial Bank of China for USD 10,000,000 and USD 26,000,000.

	06.30.2019	12.31.2018
Total of loans by company:
Loma Negra C.I.A.S.A.	3,867,034	2,544,749
Ferrosur Roca S.A.	1,618,278	1,522,979
Recycomb S.A.U.	-	7,908
Yguazú Cementos S.A.	2,650,923	3,222,960
Total	8,136,235	7,298,596

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

21.2 Loan transactions

The breakdown of loan transactions for the six month period ended June 30, 2019 is as follows:

Balances as of January 1, 2019	7,298,596
New loans and financing	3,053,020
Interest accrued	417,202
Exchange difference	(273,756)
Effects of exchange differences	(265,199)
Interest payments	(671,843)
Principal payments	(1,421,785)
Balances as of June 30, 2019	8,136,235

As of June 30, 2019, the maturity schedule for long-term items is as follows:

Fiscal year
2020	749,380
2021	1,232,271
2022	394,022
2023 onwards	1,182,065
Total	3,557,738

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

 22.            ACCOUNTS PAYABLE

	06.30.2019	12.31.2018
Non-current
Accounts payable for investments in property, plant and equipment	1,037,469	142,591
Provisions for expenses	-	331,313
Total	1,037,469	473,904

Current
Suppliers	2,132,813	2,533,745
Related parties (Note 14)	176,793	328,167
Accounts payable for investments in property, plant and equipment and intangible assets	2,749,566	2,032,384
Provisions for expenses	767,646	1,046,279
Total	5,826,818	5,940,575

 23.            PROVISIONS

	06.30.2019	12.31.2018
Non-current
Labor and social security	83,371	58,519
Environmental	194,571	227,820
Civil and others	68,431	71,860
Total	346,373	358,199

The activity of provisions items were as follows:

	Labor and social security	Environmental	Civil and others	Total

Balances as of January 1, 2019	58,519	227,820	71,860	358,199
Increases	41,568	17,345	14,032	72,944
Decreases (*)	(16,716)	(50,594)	(17,461)	(84,771)
Balances as of June 30, 2019	83,371	194,571	68,431	346,373

(*) Includes provisions for specific purposes and the effect of the inflation adjustment.

24.            TAX LIABILITIES

	06.30.2019	12.31.2018
Income tax	223,009	450,721
Value added tax	107,781	115,471
Gross revenues	53,004	57,645
Other taxes, withholdings and collections	288,377	330,369
Total	672,171	954,206

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

25.            CASH AND CASH EQUIVALENTS

For the purposes of the condensed interim consolidated statement of cash flows, cash and cash equivalents include cash, bank accounts and short-term high liquidity investments (with maturities less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting fiscal period/year as shown in the condensed interim consolidated statement of cash flows may be reconciled with the related items in the condensed interim consolidated balance sheet as follows:

	06.30.2019	12.31.2018

Cash and banks	1,080,684	987,449
Short-term investments (Note 18)	88,844	2,564,563
Cash and cash equivalents	1,169,528	3,552,012

26.            FINANCIAL INSTRUMENTS

26.1 Debt to equity ratio

The net debt to equity ratio of the reporting period/year is as follows:

	06.30.2019	12.31.2018

Debt (i)	8,136,235	7,298,596
Cash and cash equivalents	1,169,527	3,552,012
Net debt	6,966,708	3,746,584
Shareholders’ equity (ii)	22,250,471	20,261,929
Net debt to equity ratio and shareholders’ equity	0.31	0.18

(i) Debt is defined as long and short-term loans.
(ii) Shareholders’ equity includes all the Group's reserves and capital managed as capital.

26.2 Categories of financial instruments

	06.30.2019	12.31.2018
Financial assets
At amortized cost:
Cash and banks	1,080,684	987,449
Investments	88,844	2,200,089
Accounts receivable	2,815,275	2,713,421
At fair value through income:
Investments	-	364,474

Financial liabilities
Amortized cost	16,791,008	15,502,821

26.3 Financial risks

The Group´s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk considering the current inflation rates), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

These condensed interim consolidated financial statements do not include all the information and disclosures on financial risks, therefore, they should be read in conjunction with the Company´s consolidated financial statements for the fiscal years ended December 31, 2018 and 2017 issued on March 7, 2019.

26.4 Fair value measurement

Fair value measurement is described in Note 32.9 to the annual consolidated financial statements.

From December 31, 2018 through June 30, 2019, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Company's financial instruments during the six month period ended June 30, 2019.

The carrying amounts of financial assets and liabilities recognized at amortized cost, included in the consolidated financial statements as of June 30, 2019 and December 31, 2018, approximate to their fair values. Borrowings are measured at amortized cost considering the effective interest rate method, which approximate to their fair value given their cancellation period.

The Management of the Company considers that the liquidity risk exposure is low since the Company has been generating cash flows from its operating activities, supported on profits, and has access to loans and financial resources, as explained in Note 21.

26.5 Exchange risk management

The Group carries out transactions in foreign currency and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The carrying amounts of monetary assets and liabilities stated in currencies other than the functional currency of each consolidated company at the end of the reporting period/year are as follows:

	06.30.2019	12.31.2018
Liabilities
United States Dollars	5,101,936	4,672,482
Euro	1,227,296	425,398
Real	29	30

Assets
United States Dollars	297,075	1,377,210
Euro	12,134	1,335
Real	110	109

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and Euro.

The following table shows the sensitivity of the Group to an increase in the US Dollar and Euro exchange rates. The sensitivity rate is the one used when the exchange risk is reported internally to key management personnel and represents Management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts its conversion as of the end of the period/year considering a 25% increase in the exchange rate considering all the items of controlled companies in the calculation.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

	Effect of US Dollars	Effect of the Euro

	06.30.2019	06.30.2019
Income	1,201,215	303,790
Shareholder's Equity	1,201,215	303,790

27.            NONMONETARY TRANSACTIONS

Below is a list of transactions that did not involve cash flows in the six month periods ended June 30, 2019 and 2018, respectively:

	06.30.2019	06.30.2018

- Financed acquisitions of Property, plant and equipment	1,269,762	61,786

28.            OPERATING SEGMENTS

The Company has adopted IFRS 8 - Operating Segments, which requires operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Executive Committee, the chief operating decision maker, in order to allocate resources and evaluate their performance. Said analysis is based on monthly information on historical figures of the segments identified. The information reviewed by the chief operating decision maker mainly consists of the historical information of each month, accumulated until the closing of the fiscal period under analysis, and therefore defers from the inflation-adjusted figures as stated in Note 2.2.

For the purposes of managing its business both financially and operatively, the Company has classified its businesses segments as follows:

i)  Cement, masonry cement and lime - Argentina: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker/quicklime and their subsequent grinding with certain additions intended to obtain the cement, masonry cement and lime.

ii) Cement - Paraguay: this segment includes the results from the cement business in Paraguay, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker and subsequent grinding with certain aggregates intended to obtain the cement.

iii) Concrete: this segment includes the results from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iv) Aggregates:  this segment includes the results from the aggregates business, from the procurement of the raw materials to subsequent grinding.

v) Railroad: this segment includes the results from the provision of the railroad transportation service.

vi) Others:  this segment includes the results of the business of treatment and recycling of industrial waste for its use as fuel.

	06.30.2019	06.30.2018
Net revenues from sales
Cement, masonry and lime – Argentina	10,624,602	6,902,632
Cement – Paraguay	1,343,475	715,073
Concrete	2,199,827	1,497,011
Railroad	1,364,604	925,518
Aggregates	259,340	136,890
Other	66,229	52,867
Eliminations between segments	(1,463,496)	(939,255)
Total	14,394,581	9,290,736
Reconciliation - Effect of restatement in homogeneous currency	1,220,217	6,204,025
Total	15,614,798	15,494,761

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

Cost of sales	06.30.2019	06.30.2018
Cement, masonry and lime – Argentina	6,909,074	4,609,933
Cement – Paraguay	937,262	520,904
Concrete	2,042,867	1,420,074
Railroad	1,193,242	879,895
Aggregates	275,939	138,436
Other	40,705	29,317
Eliminations between segments	(1,463,496)	(939,255)
Total	9,935,593	6,659,304
Reconciliation - Effect of restatement in homogeneous currency	1,413,678	4,994,999
Total	11,349,271	11,654,303

Selling, administrative expenses and other expenses	06.30.2019	06.30.2018
Cement, masonry and lime – Argentina	834,220	526,575
Cement – Paraguay	38,123	29,339
Concrete	69,383	50,563
Railroad	98,348	68,436
Aggregates	3,501	2,645
Other	24,582	18,200
Total	1,068,157	695,758
Reconciliation - Effect of restatement in homogeneous currency	117,716	492,688
Total	1,185,873	1,188,446

Depreciation and amortizations	06.30.2019	06.30.2018
Cement, masonry and lime – Argentina	352,936	191,233
Cement – Paraguay	211,072	110,633
Concrete	26,811	15,523
Railroad	83,686	60,202
Aggregates	9,119	4,830
Other	1,573	1,310
Total	685,197	383,731
Reconciliation - Effect of remeasurement in homogeneous currency	503,276	749,010
Total	1,188,473	1,132,741

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

Net revenues from sales minus cost of sales, selling and administrative expenses, and other income and expenses	06.30.2019	06.30.2018
Cement, masonry and lime – Argentina	2,881,308	1,766,124
Cement – Paraguay	368,090	164,830
Concrete	87,578	26,374
Railroad	73,015	(22,813)
Aggregates	(20,100)	(4,191)
Other	940	5,350
Total	3,390,831	1,935,674
Reconciliation - Effect of remeasurement in homogeneous currency	(311,177)	716,340
Total	3,079,654	2,652,014
Reconciling items:
Tax on bank debits and credits	(161,946)	(162,162)
Net financial income/(loss)	116,537	(1,033,657)
Income tax	(765,845)	(489,053)
Net income	2,268,400	967,142

Geographical information	06.30.2019	12.31.2018
Non-current assets
Argentina	29,328,861	24,015,853
Paraguay	4,395,699	5,040,895

For these purposes, non-current assets do not include deferred tax assets.

No single customer contributed 10% or more of the Group´s income for the six month periods ended June 30, 2019 and 2018, respectively.

29.            SECURITY GRANTED TO CONTROLLED COMPANIES

Ferrosur Roca S.A. took a new 365 days loan for USD 15,000,000 with Banco Latinoamericano de Comercio Exterior S.A. "BLADEX" at a 3 month LIBOR + 1.95% interest rate with quarterly interest payments. Loma Negra granted security and surety in favor of BLADEX for up to the amount of the loan plus interest and expenses, and also signed the promissory notes issued by Ferrosur Roca S.A. in favor of that entity. As of June 30, 2019, Ferrosur Roca owes 641,799 under that loan

Furthermore, Loma Negra granted security for the lines of advances in checking account taken by Ferrosur Roca S.A. as part of the usual course of its activity. As of June 30, 2019, Ferrosur Roca S.A. owes 976,481 for such advances.

30.            COMMITMENTS

Commitments are described in Note 35 to the annual consolidated financial statements for the fiscal year ended December 31, 2018.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

INFORMATION REPORT

1. ACTIVITIES OF THE COMPANY

During the current period Loma Negra C.I.A.S.A. and its controlled companies dispatched 2,977,753 tons of cement and lime, and their net sales amounted to 15,614,798. Dispatches overall were 11% below those for the same period of the prior year.

Gross income amounted to 4,265,527 and the total comprehensive income for the six month period was 1,988,542. Said income accounts for a 30% increase compared to the comprehensive income for the same period of the prior year.

2. EQUITY STRUCTURE, COMPARATIVE

	06.30.2019	06.30.2018
Current assets	9,764,729	10,928,939
Non-current assets	33,724,560	25,842,827
Total assets	43,489,289	36,771,766

Current liabilities	9,191,339	9,627,552
Non-current liabilities	12,047,479	8,322,658
Total liabilities	21,238,818	17,950,210

Non-controlling interests	1,638,469	1,550,493
Shareholders’ equity attributable to owners of the parent company	20,612,002	17,271,064
Total shareholders’ equity	22,250,471	18,821,557

3. STRUCTURE OF RESULTS, COMPARATIVE

	06.30.2019	06.30.2018
Gross income	4,265,527	3,840,458
Selling and administrative expenses	(1,171,550)	(1,182,344)
Other net income and expenses	(14,323)	(6,102)
Tax on bank debits and credits	(161,946)	(162,162)
Net financial income/(loss)	116,537	(1,033,657)
Income before income tax	3,034,245	1,456,193
Income tax	(765,845)	(489,051)
Net income for the period	2,268,400	967,142

Net income for the period attributable to:
Owners of the parent company	2,175,353	904,964
Non-controlling interests	93,047	62,178

Other comprehensive income
Due to exchange differences	(279,858)	557,484
Total other comprehensive income for the period	(279,858)	557,484
Total comprehensive income for the period	1,988,542	1,524,626

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018
(All amounts are stated in thousands of Argentine Pesos - $ - unless otherwise stated)

4. COMPARATIVE CASH FLOWS STRUCTURE

	06.30.2019	06.30.2018
Net cash flows generated from/(applied to) operating activities	1,596,614	(255,783)
Funds applied to investing activities	(4,747,507)	(2,260,772)
Funds generated from/(applied to) financing activities	959,392	(1,287,905)
Total funds applied during the period	(2,191,501)	(3,804,460)

5. STATISTICAL DATA (In tons)

	06.30.2019	06.30.2018
Production volume (*)	2,968,210	3,299,096

Sales volume (*)
Argentina	2,699,820	3,066,042
Paraguay	275,121	265,775
Abroad	2,812	2,812
Total	2,977,753	3,334,629

(*) Information not examined or covered by the Review Report.

6. INDEXES

	06.30.2019	06.30.2018
Liquidity	0.75	1.14
Creditworthiness	1.05	1.05
Fixed capital	0.78	0.70

7. FUTURE PROSPECTS (*)

During 2Q-2019, the Argentine economy started to show certain signs of stabilization. Not only did the strong rebound displayed by tradable sectors, in particular, agriculture and livestock and agribusiness, contribute significantly to the slight recovery in economic activity, but it also helped revert the external sector's imbalance, favoring FX stability.

Given its high correlation with the local economy, the construction industry and, hence, the cement industry, were still affected by the recessionary phase of the business cycle, which commenced during 2Q-2018. However, recent measurements have indicated year-on-year growth in some months.

Argentineans' purchasing power is expected to improve as inflation continues to decline, with the ensuing positive impact on the demand for bagged cement. On the other hand, the demand for cement dispatched in bulk will be tied to the completion of existing works underway, and the commencement of new works, both by the public and private sector.

Also during 2Q, the Company completed the reconversion of the Barker plant into a grinding line and distribution center, in an attempt to achieve efficiency and productivity gains. The Company also continued executing its capacity expansion project at L´Amalí plant, expected to be operational in 2Q-2020.

(*) Information not examined or covered by the Review Report.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
33